APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Amazing Pizza

Profit and Loss

September 10 - December 31, 2020

	TOTAL
Income	
Sales	11,500.00
Sales of Product Income	252,183.48
Total Income	**$263,683.48**
Cost of Goods Sold	
Cost of Goods Sold	63,894.50
Restaurant Depot	44,267.38
Shipping	139.88
Total Cost of Goods Sold	**$108,301.76**
GROSS PROFIT	**$155,381.72**
Expenses	
Advertising & Marketing	4,613.40
Bank Charges & Fees	35.00
Contractors	2,254.77
Cost of Labor	66,839.55
Insurance	320.70
Job Supplies	57.63
Legal & Professional Services	1,700.00
Meals & Entertainment	60.02
Office Supplies & Software	6,557.09
Other Business Expenses	1,256.04
Rent & Lease	8,156.25
Taxes & Licenses	30,443.03
Uncategorized Expense	700.00
Utilities	3,747.98
Total Expenses	**$126,741.46**
NET OPERATING INCOME	**$28,640.26**
NET INCOME	**$28,640.26**

Amazing Pizza

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Amazing Pizza Beverly	44,408.72
Jacqueline Account	75,000.00
Total Bank Accounts	**$119,408.72**
Other Current Assets	
Inventory	8,000.00
Total Other Current Assets	**$8,000.00**
Total Current Assets	**$127,408.72**
Fixed Assets	
Machinery & Equipment	49,678.26
Total Fixed Assets	**$49,678.26**
Other Assets	
Goodwill	90,000.00
Total Other Assets	**$90,000.00**
TOTAL ASSETS	**$267,086.98**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capital One Credit Card	692.78
Total Credit Cards	**$692.78**
Total Current Liabilities	**$692.78**
Total Liabilities	**$692.78**
Equity	
First Bridge, LLC	164,020.62
Jacquelines Equity	110,000.00
Retained Earnings	14,674.44
Net Income	-22,300.86
Total Equity	**$266,394.20**
TOTAL LIABILITIES AND EQUITY	**$267,086.98**

Amazing Pizza

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	101,808.89
Sales of Product Income	1,169,535.41
Total Income	**$1,271,344.30**
Cost of Goods Sold	
Cost of Goods Sold	263,947.96
Restaurant Depot	155,667.39
Shipping	81.99
Total Cost of Goods Sold	**$419,697.34**
GROSS PROFIT	**$851,646.96**
Expenses	
Advertising & Marketing	3,998.02
Bank Charges & Fees	546.33
Car & Truck	1,856.12
Charitable Contr butions	250.00
Cost of Labor	281,352.00
Delivery Services	31,793.79
Insurance	5,568.65
Interest Paid	3,691.92
Job Supplies	2,359.55
Legal & Professional Services	9,895.00
Linen and Uniform Service	7,121.55
Meals & Entertainment	4,234.14
Office Supplies & Software	9,355.28
Other Business Expenses	338.99
Outside Services	59,305.75
Payroll Tax Expenses	97,367.01
Pest Control	1,805.00
Rent & Lease	42,710.92
Repairs & Maintenance	3,640.13
Sales Tax Paid	77,810.26
Taxes & Licenses	770.00
Utilities	22,368.63
Waste Service	6,910.34
Total Expenses	**$675,049.38**
NET OPERATING INCOME	**$176,597.58**
Other Income	
Cash Back Rewards	36.89
Total Other Income	**$36.89**
NET OTHER INCOME	**$36.89**
NET INCOME	**$176,634.47**

Amazing Pizza

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Amazing Pizza Beverly	45,348.09
Cash on hand	414.68
Total Bank Accounts	**$45,762.77**
Total Current Assets	**$45,762.77**
Fixed Assets	
Leasehold Improvements	20,580.30
Machinery & Equipment	52,186.26
Total Fixed Assets	**$72,766.56**
Other Assets	
Goodwill	90,000.00
Total Other Assets	**$90,000.00**
TOTAL ASSETS	**$208,529.33**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capital One Credit Card	3,447.46
Total Credit Cards	**$3,447.46**
Other Current Liabilities	
Toast Loan	13,146.79
Total Other Current Liabilities	**$13,146.79**
Total Current Liabilities	**$16,594.25**
Total Liabilities	**$16,594.25**
Equity	
First Bridge, LLC	164,020.62
Jacquelines Equity	101,394.63
Retained Earnings	-250,114.64
Net Income	176,634.47
Total Equity	**$191,935.08**
TOTAL LIABILITIES AND EQUITY	**$208,529.33**

I, Jacqueline Field, certify that:

1. The financial statements of Amazing Pizza, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Amazing Pizza, LLC included in this Form reflects accurately the information reported on the tax return for Amazing Pizza, LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Jacqueline Field*

Name: Jacqueline Field

Title: Owner